Filed by Camden National Corporation Pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: Union Bankshares Company

This filing relates to a press release issued by Camden National Corporation on December 3, 2007. The following is a copy of the information.

On December 3, 2007, Camden National Corporation (the “Company”) issued a press release (copied below) announcing the naming of Karen W. Stanley to the Board of Directors of the Company, contingent upon the closing of the previously announced acquisition of Union Bankshares Company, which is expected to occur in early January 2008 pending regulatory approval. There are no understandings or arrangements between Ms. Stanley and any other person pursuant to which Ms. Stanley was selected as a director of the Company. Ms. Stanley does not have any family relationship with any director or executive officer of the Company. It has not yet been determined on which committees of the Board of Directors of the Company Ms. Stanley will serve.

In connection with her service as a director, Ms. Stanley will receive the Company’s standard non-employee director cash compensation. Specifically, Ms. Stanley will receive the $7,500 annual cash retainer and $600 per attended meeting of the Board of Directors and, when she is appointed to committees, approximately $325 to $500 per attended meeting of a committee, depending upon the appointed committees on which she serves, as well as an annual cash payment if she serves as chair of any committee.

Stanley Joins Camden National Corporation Board of Directors

CAMDEN, Maine, December 3, 2007 – Rendle A. Jones, Esq., Chairman of the Board of Directors for Camden National Corporation (CNC), announced that Karen W. Stanley has been named to the board of directors of Camden National Corporation to coincide with the previously announced acquisition of Union Bankshares Company, which is expected to close in early January 2008 pending regulatory approval.

“We are extremely pleased to add Karen to Camden National’s board,” said Mr. Jones. “As a current director of the Union Trust Company and a veteran corporate leader, she brings to our board a wealth of expertise and experience in banking and business development as well as strong community involvement in the area of healthcare in Downeast Maine.”

Ms. Stanley commented, “I have a high regard for the dedication and service Camden National delivers to its customers and its communities. This is an exciting opportunity for me, and I look forward to working with Camden National’s directors and officers.”

In 1999, Ms. Stanley and her husband established Stanley Subaru in Ellsworth, Maine. Previously, Ms. Stanley served with Priority Management, an international training and development firm, first as an independent associate and later as a member of the senior management team with their international headquarters. Prior to that, she served as Vice President, Personal Banking for Overseas Executives with Citibank N.A. Ms. Stanley began her career in sales with the Xerox Corporation.

Recognized with the Ellsworth Area Chamber of Commerce’s 2004 Corporate Citizen of the Year Award in 2004, Ms. Stanley has been involved in a number of community and civic organizations. Ms. Stanley is the past board chair of Hospice of Hancock County and Hospice Regatta of Maine. She is currently serving on the Hancock County Committee of the Maine Community Foundation and is the Board Chair of Maine Coast Memorial Hospital.

Ms. Stanley lives with her family in Castine.

Camden National Corporation, a 2006 Best Places to Work in Maine company headquartered in Camden, Maine, and listed on the American Stock Exchange under the symbol CAC, is the holding company for a family of two financial services companies, including: Camden National Bank (CNB), a full-service community bank with 27 banking offices serving coastal, western, central and eastern Maine, and recipient of the Governor’s Award for Business Excellence in 2002, and Acadia Trust, N.A., offering investment management and fiduciary services with offices in Portland and Bangor. Acadia Financial Consultants is a division of CNB, offering full-service brokerage services. As previously announced, Camden National Corporation has entered in an Agreement and Plan of Merger with Union Bankshares Company, pursuant to which Union Bankshares will merge with and into Camden National.

Forward-Looking Statements

This report contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “will,” “should,” and other expressions which predict or indicate future events or trends and which do not relate to historical matters. Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Camden National Corporation (“Camden”). These risks, uncertainties and other factors may cause the actual results, performance or achievements of Camden to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following: (i) failure of the parties to satisfy the closing conditions in the Merger Agreement in a timely manner or at all; (ii) failure of the shareholders of Union Bankshares Company (“Union Bankshares”) to approve the Merger Agreement; (iii) failure to obtain governmental approvals of the Merger, or imposition of adverse regulatory conditions in connection with such approvals; (iv) disruptions in the businesses of the parties as a result of the pendency of the Merger; (v) integration costs following the merger, (vi) changes in general, national or regional economic conditions; (vii) changes in loan default and charge-off rates; (viii) reductions in deposit levels necessitating increased borrowing to fund loans and investments; (ix) changes in interest rates; (x) changes in laws and regulations; (xi) changes in the size and nature of the Camden’s competition; and (xii) changes in the assumptions used in making such forward-looking statements. Other factors could also cause these differences. For more information about these factors please see Camden’s and Union Bankshares’ filings with the SEC, including their Annual Report on Form 10-K on file with the Securities and Exchange Commission (“SEC”). All of these factors should be carefully reviewed, and readers should not place undue reliance on these forward-looking statements. These forward-looking statements were based on information, plans and estimates at the date of this report, and the Company does not promise to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Additional Information and Where to Find It

In connection with the proposed merger of Union Bankshares with and into Camden, Camden and Union Bankshares have filed relevant materials with the SEC, including the registration statement on Form S-4 containing a proxy statement/prospectus dated October 23, 2007. INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, UNION BANKSHARES AND THE MERGER. The proxy statement/prospectus and other relevant materials, and any other documents filed by Camden or Union Bankshares with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden National Corporation, Two Elm Street, Camden, Maine 04843, Attention: Suzanne Brightbill, and free copies of the documents filed with the SEC by Union Bankshares by directing a written request to Union Bankshares Company, 66 Main Street, Ellsworth, Maine 04605, Attention: Clerk.

Information about the directors and executive officers of Camden and Union Bankshares and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus dated October 23, 2007. You can find information about Camden’s directors and executive officers in the proxy statement for Camden’s annual meeting of stockholders filed with the SEC on March 21, 2007. You can find information about Union Bankshares’s directors and executive officers in the proxy statement/prospectus dated October 23, 2007. You can obtain free copies of these documents from the SEC, Camden or Union Bankshares using the contact information above.

Contacts:

Suzanne Brightbill	Terance Fancy
Assistant Vice President, Public Relations Officer	Vice President, Compliance Officer
Camden National Corporation	Union Trust Company
207.230.2120	207.667.4537, ext 243
sbrightbill@camdennational.com	tfancy@uniontrust.com

Participants in Solicitation

Camden, Union Bankshares and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Union Bankshares in connection with the merger.